(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC File Number: 000-18805

CUSIP Number: 286082102

For Period Ended: March 31, 2007
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Electronics for Imaging, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

303 Velocity Way
Address of Principal Executive Office (Street and Number)

Foster City, CA 94404
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously announced, the Board of Directors of Electronics for Imaging, Inc. (“EFI” or the “Company”) has established a Special Committee to perform an independent investigation of the Company’s historical stock option grant practices. The Special Committee has substantially completed its investigation. Although the Special Committee has not yet made any findings or conclusions, based on information obtained by the Special Committee relating to a portion of the historical option grants under review, EFI believes that the actual measurement dates for certain stock option grants made during the period under review differ from the recorded grant dates used for financial accounting and reporting purposes for such options. As EFI believes that the market prices of its stock at the actual measurement dates were higher than the exercise prices of these option grants, EFI expects that it will be required to record additional stock-based compensation expense based on the difference in these amounts. EFI has not yet determined the aggregate amount of the additional non-cash compensation expense it will be required to record or the additional expense to be recorded in any particular fiscal period during that period of time. Until the amount of such adjustments has been determined, EFI cannot ascertain the full resulting tax and accounting impact. However, EFI expects that the difference in these measurement dates will result in material non-cash, stock-based compensation expense, and therefore EFI expects to restate previously issued financial statements as necessary. Accordingly, on May 1, 2007, EFI concluded that its financial statements, earnings releases and similar communications relating to the period 1992 through June 30, 2006 should no longer be relied upon.

Accordingly, EFI will delay the filing of its Quarterly Report on Form 10-Q for the quarter ended March 31, 2007. EFI plans to file its Quarterly Reports on Form 10-Q for the quarters ended September 30, 2006 and March 31, 2007 and its Annual Report on Form 10-K for the year ended December 31, 2006 as soon as practicable, but does not expect that the Form 10-Q for the quarter ended March 31, 2007 will be filed on or before the fifth calendar day following the required filing date as prescribed in Rule 12b-25. EFI will not be in a position to file its Quarterly Reports on Form 10-Q for the quarters ended September 30, 2006 and March 31, 2007, or its Annual Report on Form 10-K for the year ended December 31, 2006, until, among other things, preparation of the related financial statements is complete and the Company’s independent registered public accountants complete their procedures.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

John Ritchie	(650)	357-3500
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☐ Yes ☒ No

Quarterly Report on Form 10-Q for the quarter ended September 30, 2006

Annual Report on Form 10-K for the year ended December 31, 2006

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On April 24, 2007, EFI released its preliminary revenue and net income for the quarter ended March 31, 2007 and furnished this information on a current report on Form 8-K with the Securities and Exchange Commission. Preliminary revenue for the first quarter of 2007 was $147.0 million, as compared to revenue of $134.3 million for the first quarter of 2006. Preliminary net income on a GAAP basis for the first quarter of 2007 was $3.7 million, or $0.06 per diluted share, as compared to net income of $12.3 million, or $0.19 per diluted share, for the first quarter of 2006.

For the reasons described under Part III above, the Company’s results, including for the quarter ended March 31, 2007, are described as preliminary and are subject to change.

The expected delays in filing the Company’s Quarterly Reports on Form 10-Q for the quarters ended September 30, 2006 and March 31, 2007 and Annual Report on Form 10-K for the year ended December 31, 2006 could result in the acceleration of the maturity of the Company’s outstanding convertible debentures due to an event of default that has occurred thereunder. As of the date of this filing, the holders of the Company’s outstanding convertible debentures have not accelerated the maturity of such debentures.

In addition, the expected filing delays could result in the delisting of the Company’s common stock from The Nasdaq Stock Market. As previously disclosed on the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 23, 2007, The Nasdaq Listing Qualifications Panel (the “Panel”) has notified EFI that the Panel has granted EFI’s request for continued listing on The Nasdaq Stock Market, subject to the following conditions: (1) on May 14, 2007, EFI must submit additional information to Nasdaq regarding the results of EFI’s internal review of its historical equity award practices and related accounting; (2) on or before May 14, 2007, EFI must file with the Securities and Exchange Commission its Quarterly Report on Form 10-Q for the quarter ended September 30, 2006 and all necessary restatements of its prior financial statements; and (3) on or before July 16, 2007, EFI must file with the Securities and Exchange Commission its Annual Report on Form 10-K for the year ended December 31, 2006. In granting the extension, the Panel noted that the May 14, 2007 and July 16, 2007 deadlines represent the full extent of the Panel’s authority to grant exceptions with respect to EFI’s late filings and that, should EFI be unable to meet the revised filing deadlines established by the Panel, the Panel will issue a final determination to delist EFI’s securities and, unless the Nasdaq Listing and Hearing Review Council issues a stay, will suspend trading of EFI’s securities on The Nasdaq Stock Market. EFI is currently in the process of seeking a call for review by the Listing Council in order to obtain additional time to cure the late filings while maintaining its Nasdaq listing.

Electronics for Imaging, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	May 11, 2007	By:	/s/ John Ritchie
John Ritchie Chief Financial Officer